UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE 13D
 Under the Securities Exchange Act of 1934
(Amendment No. 2)

FLAG Telecom Group Limited

(Name of Issuer)

Common Shares, par value $1.00 per share

(Title of Class of Securities)

G3529X106

(CUSIP Number)

Nancy L. Sanborn Davis Polk & Wardwell 450 Lexington Avenue New York, NY 10017 (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. G3529X106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Industries Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 424,168 shares; see Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 424,168 shares; see Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) HC

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CUSIP No. G3529X106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Communications Infrastructure Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 749,363 shares; see Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 749,363 shares; see Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.5%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) OO

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CUSIP No. G3529X106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Communications Uttar Pradesh Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 608,984 shares; see Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 608,984 shares; see Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.4%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) OO

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CUSIP No. G3529X106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Infocomm Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,009,923 shares; see Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,009,923 shares; see Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.5%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) OO

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CUSIP No. G3529X106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Reliance Gateway Net Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF; see Item 3
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,009,923 shares; see Item 5
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,009,923 shares; see Item 5
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.5%; see Item 5
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 12 Pages

CUSIP No. G3529X106

     This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Statement on Schedule 13D originally filed by the Reporting Persons with the SEC on December 12, 2003, and amended by Amendment No. 1 filed with the SEC on December 15, 2003 (as so amended, the “Statement”). Only those items that are hereby reported are amended. All other items remain unchanged.

     All capitalized terms used in this Amendment No. 2 without definition have the meanings attributed to them in the Statement.

     The items of the Statement set forth below are hereby amended and supplemented as follows:

Item 3.   Source and Amount of Funds or Other Consideration.

     The last paragraph of Item 3 is amended by changing “$171,472” to “$224,628.32”. Item 3 is further amended by adding the following language to the end of such Item as follows:

     “Gateway and Jackson National Life Insurance Company (the “Jackson Shareholder”) have entered into the Jackson National Life Insurance Company Voting Agreement dated as of December 18, 2003 (the “Jackson Agreement”), with respect to 95,499 shares of FLAG Common Stock owned by the Jackson Shareholder (the “Jackson Shares”). No Jackson Shares were purchased by Gateway pursuant to the Jackson Agreement and thus no funds were used for such purpose. However, Gateway has agreed to pay an aggregate $125,103.69 to the Jackson Shareholder as consideration for the Jackson Agreement, upon consummation of the transactions contemplated by the Amalgamation Agreement (as defined in Item 4 below). Infocomm will provide such funds, from its internal sources, to Gateway as a loan. For a description of the Jackson Agreement, see “Item 4. Purpose of Transaction” below, which description is incorporated into this Item 3 by reference.  A copy of the Jackson Agreement is filed as Exhibit G hereto and is incorporated into this Item 3 by reference.”

Item 4.   Purpose of Transaction.

     Item 4 is amended by changing “$171,472” to “$224,628.32” in the first place where “$171,472” appears. Item 4 is further amended by adding the following language to the end of such Item as follows:

     “The purpose of the Jackson Agreement is to facilitate the consummation of the transactions contemplated by the Amalgamation Agreement.

     Pursuant to Instructions For Cover Page (2) to this Schedule 13D, the following is a description of the relationship between Gateway and the Jackson Shareholder under the Jackson Agreement but is not an affirmation by any of the Reporting Persons of the existence of a group for purposes of Section 13(d)(3) or Section 13(g)(3) of the 1934 Act and Rule 13d-5(b)(1) thereunder.

     Pursuant to the Jackson Agreement, the Jackson Shareholder agreed, among other things, to vote the Jackson Shares: (a) in favor of the approval and adoption of the Amalgamation

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CUSIP No. G3529X106

Agreement and each of the transactions contemplated thereby and (b) against (i) any proposal made in opposition to or in competition with the Amalgamation and the transactions contemplated by the Amalgamation Agreement, (ii) any amalgamation, scheme of arrangements, merger, reorganization, consolidation, share exchange, business combination, sale of assets, recapitalization, liquidation, winding up, extraordinary dividend or distribution, significant share repurchase or other similar transaction with or involving FLAG, other than the Amalgamation Agreement and the transactions contemplated thereby and (iii) any other action the consummation of which would reasonably be expected to impede, frustrate, interfere with, impair, delay or prevent consummation of the transactions contemplated by the Amalgamation Agreement.

     Also, pursuant to the Jackson Agreement, the Jackson Shareholder (i) revoked any and all previous proxies granted with respect to the Jackson Shares, and (ii) granted a proxy appointing Gateway, as the Jackson Shareholder’s attorney-in-fact and proxy, with full power of substitution, for and in the Jackson Shareholder’s name, to vote, express consent or dissent, or otherwise to utilize such voting power in such manner and upon such matters as Gateway or its proxy or substitute shall, in Gateway’s sole discretion, deem proper with respect to the Jackson Shares in accordance with the Jackson Shareholder’s agreement to vote as described above. The proxy granted by the Jackson Shareholder is irrevocable and is granted in consideration of Gateway’s agreement to pay the Jackson Shareholder an aggregate $125,103.69, upon consummation of the transactions contemplated by the Amalgamation Agreement; provided, however, that such proxy shall be revoked upon termination of the Jackson Agreement.

     In addition, the Jackson Shareholder agreed in the Jackson Agreement that during its term it will not, directly or indirectly, (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Jackson Shares, (ii) sell, assign, transfer, encumber, deliver pursuant to any tender or exchange offer or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Jackson Shares or (iii) seek or solicit any such sale, assignment, transfer, encumbrance, delivery or other disposition or any such contract, option or other arrangement or assignment or understanding and agreed to notify Gateway promptly and to provide all details requested by Gateway if the Jackson Shareholder is approached or solicited, directly or indirectly, by any person with respect to any of the foregoing.

     The Jackson Shareholder also agreed that during the term of the Jackson Agreement it will not (i) exercise any rights (including, without limitation, under the Bermuda Companies Act of 1981, as amended) to demand appraisal of any Jackson Shares which may arise with respect to the Amalgamation, (ii) solicit, initiate or encourage (or authorize any person to solicit, initiate or encourage) any inquiry, proposal or offer from any person to acquire any of the business, property or capital stock of FLAG or any direct or indirect subsidiary of FLAG, or any acquisition of any FLAG Common Stock or other equity interest in, or any assets of, FLAG or any direct or indirect subsidiary of FLAG, whether by merger, amalgamation, purchase of assets, tender offer or other transaction or (iii) participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way

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CUSIP No. G3529X106

with, or participate in, facilitate or encourage any effort or attempt by any other person to do or seek any of the foregoing.

     The Jackson Agreement may be terminated by any party thereto at the earlier of (i) the consummation of the Amalgamation and (ii) March 10, 2004.

     The foregoing description of the transactions contemplated by the Jackson Agreement is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit G hereto, and such exhibit is specifically incorporated by reference in response to this Item 4.

     Except as set forth in this Statement, the HMC Agreement, the Triage Agreement, the Jackson Agreement and the Amalgamation Agreement, none of the Reporting Persons nor, to the best of each of the Reporting Person’s knowledge, the individuals named in Schedule I hereto, have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.”

Item 5.   Interest in Securities of the Issuer.

     Section (a) of Item 5 is amended by amending and restating such Section as follows:

     “(a): As a result of the HMC Agreement, the Triage Agreement and the Jackson Agreement, (i) Gateway may be deemed to beneficially own 1,009,923 shares of FLAG Common Stock, which constitutes approximately 50.5% of the outstanding shares of FLAG Common Stock, (ii) Infocomm, through its direct interest in Gateway, may be deemed to beneficially own 1,009,923 shares of FLAG Common Stock, which constitutes approximately 50.5% of the outstanding shares of FLAG Common Stock, (iii) Uttar Pradesh, through its indirect interest in Gateway, may be deemed to beneficially own 608,984 shares of FLAG Common Stock, which constitutes approximately 30.4% of the outstanding shares of FLAG Common Stock, (iv) Communications, through its indirect interest in Gateway, may be deemed to beneficially own 749,363 shares of FLAG Common Stock, which constitutes approximately 37.5% of the outstanding shares of FLAG Common Stock and (v) RIL, through its indirect interest in Gateway, may be deemed to beneficially own 424,168 shares of FLAG Common Stock, which constitutes approximately 21.2% of the outstanding shares of FLAG Common Stock. Each Reporting Person, however, hereby disclaims beneficial ownership of such shares of FLAG Common Stock. The percentage of FLAG Common Stock outstanding calculation is based on 2,000,000 shares of FLAG Common Stock outstanding as of October 16, 2003, according to representations made by FLAG in the Amalgamation Agreement.

     Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best of each Reporting Person’s knowledge, none of the persons listed on Schedule I attached hereto beneficially owns any shares of FLAG Common Stock.”

     Section (b) of Item 5 is amended by adding the following language to the end of such Section as follows:

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CUSIP No. G3529X106

     “Pursuant to the Jackson Agreement (i) Gateway may be deemed to share the power to vote 95,499 shares of FLAG Common Stock with the Jackson Shareholder, (ii) Infocomm, through its direct interest in Gateway, may be deemed to share the power to vote 95,499 shares of FLAG Common Stock with the Jackson Shareholder, (iii) Uttar Pradesh, through its indirect interest in Gateway, may be deemed to share the power to vote 57,586 shares of FLAG Common Stock with the Jackson Shareholder, (iv) Communications, through its indirect interest in Gateway, may be deemed to share the power to vote 70,860 shares of FLAG Common Stock with the Jackson Shareholder and (v) RIL, through its indirect interest in Gateway, may be deemed to share the power to vote 40,110 shares of FLAG Common Stock with the Jackson Shareholder.

     However, none of the Reporting Persons is entitled to any rights as a shareholder of FLAG as to the shares of FLAG Common Stock that are subject to the Jackson Agreement and each Reporting Person disclaims any beneficial ownership of the shares of FLAG Common Stock that are covered by such agreement”.

     Section (c) of Item 5 is amended by amending and restating such Section as follows:

     “(c): Except with respect to the transactions contemplated by the HMC Agreement, the Triage Agreement, the Jackson Agreement and the Amalgamation Agreement which are described in response to Item 4 above and incorporated herein by reference, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, the individuals named in Schedule I hereto, has effected any transaction in FLAG Common Stock during the past 60 days.

     The descriptions of the transactions contemplated by the HMC Agreement, the Triage Agreement, the Jackson Agreement and the Amalgamation Agreement in Item 4 are qualified in their entirety by reference to the respective agreements and documents, copies of which are filed as Exhibits A, F, G and B hereto, and such exhibits are specifically incorporated into this Item 5 by reference.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 is amended by adding the following language to the end of such Item as follows:

     “See “Item 4. Purpose of Transaction” for a description of the Jackson Agreement, which is qualified in its entirety by reference to such agreement. A copy of the Jackson Agreement, filed as Exhibit G hereto, is specifically incorporated by reference in response to this Item 6.

     Also, the Shareholder has agreed, pursuant to the Non-Action Letter Agreement dated as of December 17, 2003 among FLAG, Gateway, Gateway Bermuda, RIL and the Shareholder (the “Non-Action Letter”), that the “Voting Effective Time” under the HMC Agreement will be January 12, 2004.  Accordingly, the Shareholder Shares may be voted in favor of the approval and adoption of the Amalgamation on or after January 12, 2004, whether or not Deregistration occurs.  Moreover, pursuant to the Non-Action Letter, FLAG has agreed to waive its rights to

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CUSIP No. G3529X106

recover, and agreed not to take or facilitate any action to seek to recover, profits under Section 16(b) of the 1934 Act from the Shareholder or any of its Affiliates arising out of the consummation of the Amalgamation and the payment of the Amalgamation Consideration to the Shareholder or any of its affiliates.

     In addition, each of Gateway, Gateway Bermuda and RIL agreed, and agreed to cause the Amalgamated Company, to waive the Amalgamated Company’s rights to recover, and agreed not to take or facilitate any action to seek to recover, profits under Section 16(b) of the 1934 Act from the Shareholder or any of its Affiliates arising out of the consummation of the Amalgamation and the payment of the Amalgamation Consideration to the Shareholder or any of its affiliates.

     The foregoing description of the Non-Action Letter is qualified in its entirety by reference to such agreement, a copy of which is filed as Exhibit H hereto, and such exhibit is specifically incorporated by reference in response to this Item 6.”

Item 7.   Material to Be Filed as Exhibits.

     Item 7 is amended by adding the following language to the end of such Item as follows:

“Exhibit G	Jackson Agreement dated as of December 18, 2003 among Gateway and the Jackson Shareholder

Exhibit H	Non-Action Letter dated as of December 17, 2003 among FLAG, Gateway, Gateway Bermuda, RIL and the Shareholder”

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CUSIP No. G3529X106

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2003

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance Industries Limited

December 22, 2003

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance Communications Infrastructure Limited

December 22, 2003

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance Communications Uttar Pradesh Private Limited

December 22, 2003

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance Infocomm Limited

December 22, 2003

Date

/s/ P.M.S. Prasad

P.M.S. Prasad, Authorized Signatory, Reliance Gateway Net Limited

Page 12 of 12 Pages